

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Sophie Ye Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

> **Re: SPK Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 1, 2021**
> **CIK No. 0001848097**

Dear Ms. Tao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 1, 2021

Dilution, page 50

1. We note you have calculated dilution assuming both full and no conversion of shares subject to conversion. Please expand your disclosure to include a discussion of the purpose for this presentation and to explain the methodology behind the full and no conversion calculations. Your revised disclosure should include a discussion of how you calculated both the proceeds and shares subject to conversion.

2. Please confirm the mathematical accuracy of your calculations of dilution assuming no conversion and revise as necessary.

      You may contact Eric McPhee at (202) 551 - 3693 or Robert Telewicz at (202) 551 - 3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551 - 3457 or Brigitte Lippmann at (202) 551 - 3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction